UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July, 2007.

Commission File Number: 001-32535

Bancolombia S.A.
 (Translation of registrant's name into English)

Calle 50 No. 51-66
Medellín, Colombia
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

MORTGAGE SECURITIZATION
Medellín, Colombia, July 5, 2007
BANCOLOMBIA S.A. (“Bancolombia”) announces that as of today, it has sold mortgage loans to Titularizadora Colombiana S.A. (“Titularizadora”) amounting to approximately Ps. 290,000 million. These mortgage loans will be secured by Titularizadora through the issuance of mortgage-backed securities called TIPS E-4.
The purpose of this transaction is to transfer to the capital markets a portion of Bancolombia’s mortgage loans.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A.
(Registrant)

Date: July 5, 2007	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.

		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance